SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                             to                              .

Commission file number 1-13941

Aaron’s, Inc. Employees Retirement Plan and Trust
Full title of the plan and the address of the plan, if different from that of the issuer named below

AARON’S, INC.
309 E. PACES FERRY ROAD, N.E.
ATLANTA, GA 30305-2377

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Aaron’s, Inc. Employees Retirement Plan and Trust
Years Ended December 31, 2013 and 2012
With Reports of Independent Registered Public Accounting Firms

Aaron’s, Inc. Employees Retirement Plan and Trust
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2013 and 2012
Contents

Reports of Independent Registered Public Accounting Firms	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	12

Exhibit

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	15

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Employee Benefits Committee
Aaron’s, Inc. Employees Retirement Plan and Trust
We have audited the accompanying statement of net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2012 were audited by other auditors whose report dated June 18, 2013, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Windham Brannon, P.C.
Atlanta, Georgia
June 27, 2014

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Aaron’s, Inc. Employees Retirement Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Aaron’s, Inc. Employees Retirement Plan and Trust at December 31, 2012, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
June 27, 2014

Aaron’s, Inc. Employees Retirement Plan and Trust
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments:
Mutual Funds	$37,839,259	$27,222,259
Common Stock	8,628,153	8,946,023
	46,467,412	36,168,282

Receivables:
Participant Contributions	246,722	13,588
Employer Contributions	133,323	4,862
Notes Receivable From Participants	1,720,009	—
	2,100,054	18,450

Net Assets Available for Benefits	$48,567,466	$36,186,732

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Additions:
Investment Income:
Net Appreciation in Fair Value of Mutual Funds	$4,368,731	$2,246,433
Net Appreciation in Fair Value of Common Stock	333,142	520,619
Net Appreciation in Fair Value of Common Trust Fund	—	129,083
Interest and Dividends on Mutual Funds	1,799,656	578,653
Dividends on Common Stock	20,741	19,549
Total Investment Income	6,522,270	3,494,337

Interest Income on Notes Receivable from Participants	40,144	—

Contributions:
Employer, Net of Forfeitures	3,243,609	985,276
Participants	5,731,218	2,917,120
Rollovers	987,812	3,471
	9,962,639	3,905,867

Total Additions	16,525,053	7,400,204

Deductions:
Benefits Paid to Participants	4,140,807	3,200,532
Administrative Expenses	3,512	—
Total Deductions	4,144,319	3,200,532

Net Increase	12,380,734	4,199,672

Net Assets Available for Benefits:
Beginning of Year	36,186,732	31,987,060
End of Year	$48,567,466	$36,186,732

See accompanying notes.

Aaron’s, Inc. Employees Retirement Plan and Trust
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of the Plan
The following description of the Aaron’s, Inc. Employees Retirement Plan and Trust (the Plan) is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and Plan termination may be found in the summary plan description, which has been distributed to all participants, and the Plan document, which is available to all participants upon request.
General
The Plan is a defined contribution plan covering substantially all employees of Aaron’s, Inc. (the Company). Effective January 1, 2013, the Plan was amended to eliminate the age and one-year eligibility service requirement for elective deferrals and voluntary contributions, resulting in any employee of the Company being eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Employee Benefits Committee (the Committee) appointed by the Board of Directors of the Company. The duties of the Committee include interpretation of the Plan document, determination of benefits due to participants, and authorization of disbursements from the net assets available for benefits.
Contributions
Participation in the Plan is voluntary and participants may make before-tax, Roth and/or after-tax contributions up to 100% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (Code). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective January 1, 2013, the Plan was amended to replace the previous matching contributions formula such that the Company matches 100% of the first 3% and 50% of the next 2% of the elective salary deferral of annual compensation that a participant contributes to the Plan. There are no limitations on elective deferrals as the Plan is intended to satisfy a safe harbor formula under Section 401(k) of the Code.

Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions into various investment options offered by the Plan and can change their options on a daily basis. The Company currently offers twelve mutual funds and the Company’s common stock via the Aaron’s, Inc. Common Stock Fund, as investment options for participants. Each participant’s account is credited with the participant’s contribution, rollovers, the Company’s contribution and earnings on the investments in their accounts and charged with specific transaction fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and earnings thereon. The Plan was amended as effective January 1, 2013 to allow for immediate vesting of the Company's matching contributions for contributions made on or after January 1, 2013. Company matching contributions made prior to January 1, 2013 continue to vest at the prior vesting schedule rates of 20% after two years of service and 20% per year thereafter until the participant is fully vested.
Forfeitures
At the discretion of the Company, forfeitures may reduce the matching contribution required for the current Plan year or may be allocated to participants’ accounts pro rata based on compensation. For the years ended December 31, 2013 and 2012, the Company elected to reduce its matching contribution by forfeitures of $93,172 and $51,486, respectively. Unallocated forfeiture account balances totaled $1,589 and $1 as of December 31, 2013 and 2012, respectively.
Notes Receivable from Participants
Effective January 1, 2013, the Plan was amended to establish a Plan loan program. Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years or 15 years if used for the purchase of a residence. Maturities at December 31, 2013 ranged from one to five years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans for the year ended December 31, 2013 were 4.25%. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.
Payment of Benefits
A participant’s total account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and all requirements must be met before requesting a hardship withdrawal.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25% of their contributions in the Company Stock Fund. No more than 25% of future contributions may be directed into the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants will become 100% vested. The Plan’s assets will be distributable to the participants in accordance with the respective values of their accounts.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Certain reclassifications have been made to the prior period to conform to the current period presentation.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Valuation of Investments
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 4 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded as earned. Dividends on common stock are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no amounts payable to participants for contributions in excess of amounts allowed by the IRS at December 31, 2013 or 2012.

3. Investments
Investments that represent 5% or more of the value of the Plan’s net assets are as follows:

	December 31,
	2013	2012

Aaron’s, Inc. Common Stock Fund	$8,628,153	$8,946,023
Wells Fargo Adv Prem Large Co Growth A	5,153,079	3,428,159
Goldman Sachs Mid Cap Value A	2,438,847	*
Goldman Sachs Growth Opportunities A	3,863,323	2,407,731
MFS Research International R3 Fund	2,665,522	1,881,286
T. Rowe Price Retirement Income Fund – R	4,241,240	3,183,856
SunTrust Bank FDIC Insured Account	5,118,560	4,933,586
RidgeWorth Large Cap Value Equity I	6,193,471	4,232,048
RidgeWorth Small Cap Value Equity I	5,061,410	3,361,080

*	Investment was less than 5% of net assets for the respective Plan year.

4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Company Stock	$8,628,153	$—	$—	$8,628,153
Mutual Funds:
U.S. Securities	32,752,619	—	—	32,752,619
International Securities	2,665,522	—	—	2,665,522
Bonds	2,421,118	—	—	2,421,118
Total Assets at Fair Value	$46,467,412	$—	$—	$46,467,412

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Company Stock	$8,946,023	$—	$—	$8,946,023
Mutual Funds:
U.S. Securities	23,237,053	—	—	23,237,053
International Securities	1,881,286	—	—	1,881,286
Bonds	2,103,920	—	—	2,103,920
Total Assets at Fair Value	$36,168,282	$—	$—	$36,168,282

5. Income Tax Status
The Plan has received a determination letter from the IRS dated September 28, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Transactions With Parties in Interest
The Plan’s investments in RidgeWorth Small Cap Value Equity I, RidgeWorth Large Cap Value Equity I, SunTrust Retirement Stable Asset Fund B and SunTrust Bank FDIC Insured Account, as well as the notes receivable from participants, are managed by SunTrust Bank. SunTrust Bank is the Plan’s Trustee and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
The Plan held 293,474 and 315,536 shares of Aaron’s, Inc. common stock valued at $8,628,153 and $8,946,023 at December 31, 2013 and 2012, respectively. The Plan received $20,741 and $19,549 in common stock dividends from Aaron’s, Inc. in 2013 and 2012, respectively.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Aaron’s, Inc. Employees Retirement Plan and Trust
Schedule H Line 4i – Schedule of Assets
(Held at End of Year)
EIN #58-0687630 Plan #001
December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
*	Aaron’s, Inc. Common Stock Fund	Common Stock	$8,628,153
*	SunTrust Bank FDIC Insured Account	Mutual Fund	5,118,560
*	RidgeWorth Large Cap Value Equity I	Mutual Fund	6,193,471
*	RidgeWorth Small Cap Value Equity I	Mutual Fund	5,061,410
	Goldman Sachs Growth Opportunities A	Mutual Fund	3,863,323
	Goldman Sachs Mid Cap Value A	Mutual Fund	2,438,847
	MFS Research International R3 Fund	Mutual Fund	2,665,522
	MFS Massachusetts Investors Tr R3	Mutual Fund	681,099
	T. Rowe Price Retirement Income Fund – R	Mutual Fund	4,241,240
	Federated Total Return Bond Svc	Mutual Fund	1,871,441
	Wells Fargo Adv Prem Large Co Growth A	Mutual Fund	5,153,079
	BlackRock Inflation Protection Bond A	Mutual Fund	549,678
	Federated Prime Obligation Fund SS	Mutual Fund	1,589
*	Participant loans	Interest rates were 4.25%	1,720,009
			$48,187,421

*	Party-in-Interest

Note:	Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s, Inc. Employees Retirement Plan and Trust (Name of Plan)

Date:	June 27, 2014	/s/ James L. Cates
Name: James L. Cates Title: Chairman Employee Benefits Committee

EXHIBIT INDEX

Exhibit	Description	Page
23.1	Consent of Windham Brannon, P.C.	15
23.2	Consent of Ernst & Young LLP	16